May 8, 2009	Renee L. Wilm TEL +1 212 408.2503 FAX +1 212 259.2503 renee.wilm@bakerbotts.com

Via EDGAR and By Hand
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Advisor

Re:
Liberty Media Corporation
Amendment No. 3 to Schedule 14A (File No. 001-33982)

Dear Mr. Fischer:

        Liberty Media Corporation ("Liberty Media") hereby electronically files under the Securities Exchange Act of 1934, as amended, Amendment No. 3 to its preliminary Schedule 14A (the "Proxy Statement"), originally filed on January 22, 2009, as amended by Amendment No. 1 filed on April 3, 2009 and Amendment No. 2 ("Amendment No. 2") filed on April 24, 2009.

        Liberty Media had previously filed the Proxy Statement in connection with its 2009 Annual Meeting of Stockholders (the "Annual Meeting"), at which, among other things, the holders of its Liberty Entertainment common stock would be asked to vote on a "Redemption Proposal" that would allow Liberty Media to redeem a portion of the outstanding shares of its Liberty Entertainment common stock for all of the outstanding shares of a newly formed, wholly owned subsidiary of Liberty Media, Liberty Entertainment, Inc. ("LEI") and subsequently split-off LEI from Liberty Media (the "Split-Off"). Following the Split-Off, LEI would hold Liberty Media's 54% interest in The DIRECTV Group, Inc. ("DTVG"), a 100% interest in Liberty Sports Holdings LLC, a 65% interest in Game Show Network, LLC and cash and cash equivalents, together with $2 billion of indebtedness relating to an acquisition of DTVG shares in April 2008. All of the businesses, assets and liabilities currently attributed to the Liberty Entertainment group that are not held by LEI would remain with Liberty Media and continue to be attributed to the Liberty Entertainment group.

        LEI had previously filed under the Securities Act of 1933, as amended, a Registration Statement on Form S-4 (the "Form S-4") on April 24, 2009, along with Amendment No. 2, in connection with the Split-Off.

        Liberty Media recently announced that it has entered into an Agreement and Plan of Merger, dated as of May 3, 2009, with LEI, DTVG and certain other parties named therein, pursuant to which LEI and DTVG would merge with wholly owned subsidiaries of a new parent company to be named "DIRECTV" (the "LEI/DTVG Transaction"). The LEI/DTVG Transaction is conditioned on, among other things, (i) the receipt of the approval of holders of the Liberty Entertainment common stock of the Redemption Proposal, and (ii) the receipt of the approval of the holders of Liberty Entertainment common stock (other than John C. Malone, Chairman of the Board of Liberty Media, his wife Leslie Malone, certain affiliated persons and the directors and officers of Liberty Media) of the Split-Off and LEI/DTVG Transaction (collectively, the "Split-Off Approvals").

        In light of the LEI/DTVG Transaction, Liberty Media has determined to seek the Split-Off Approvals at a special meeting (the "Special Meeting") of the holders of Liberty Entertainment common stock to be called during the third quarter of 2009 and not at the Annual Meeting. Liberty

Media intends to file a proxy statement/prospectus relating to the Special Meeting, which will include, among other things, the Redemption Proposal. LEI will also file an amendment to its Form S-4 in connection with the Split-Off and the LEI/DTVG Transaction. Since the LEI/DTVG Transaction is also conditioned on the receipt of certain DTVG stockholder approvals, Liberty Media intends to work with DTVG to make all necessary filings in connection with that transaction.

        Accordingly, the enclosed Proxy Statement has been revised to delete the Redemption Proposal as well as certain disclosures relating to the Split-Off that were included as part of the Form S-4. Shareholder approval being solicited in the Proxy Statement is now limited to proposals relating to the redesignation of "Entertainment Group" in the Liberty Media charter to "Starz Group," a reverse stock split, the election of directors and ratification of auditors.

        If you have any questions with respect to the foregoing matters or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,
/s/ RENEE L. WILM
Renee L. Wilm
cc:
Securities and Exchange Commission
Paul Monsour, Accountant
Ivette Leon, Assistant Chief Accountant

  Liberty Media Corporation
  Charles Y. Tanabe

  KPMG LLP
  Arnold Hoy

  Skadden, Arps, Slate, Meagher & Flom LLP
  Mathew A. Rosen